SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           Schedule 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 7)*

                   Electric Fuel Corporation
                        (Name of Issuer)

                 Common Stock $0.01 Par Value
                (Title of Class of Securities)

                         284871-10-0
                        (CUSIP Number)

     Steven M. Plon, Esquire, Silverman Coopersmith & Frimmer
Two Penn Center Plaza, Suite 910, Philadelphia, PA  19102
                       (215)636-4482
(Name, Address and Telephone Number of Person Authorized to Receive
                  Notices and Communications)

                     September 1, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the claim of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this coverage page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

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CUSIP NO. 284871-10-0             13D


1.  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO.
    OF ABOVE PERSONS

    Leon S. Gross S.S. No. ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a)

   (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS*

   PF and 00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

   NUMBER OF SHARES BENEFICIALLY
   OWNED BY EACH REPORTING
   PERSON WITH

7. SOLE VOTING POWER

   3,435,004

8. SHARED VOTING POWER

   160,000

9. SOLE DISPOSITIVE POWER

   1,408,462

10.SHARED DISPOSITIVE POWER

   2,186,542 [2,026,542 shares are subject to
   Margin Account Agreements and 160,000 are held jointly as a Co-Trustee of the Rose
   Gross Charitable Foundation].

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,595,004

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.1% of the issued and outstanding stock

14. TYPE OF REPORTING PERSON*

    IN

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                    AMENDMENT NO. 7 TO SCHEDULE 13D

     This Amendment No.7 to the Schedule 13D dated February 23, 1996, as amended by the First Amendment to Schedule 13D dated
April 30, 1996, the Second Amendment to Schedule 13D dated
September 1, 1996, the Third Amendment to Schedule 13D dated
October 11, 1996, the Fourth Amendment to Schedule 13D dated
December 27, 1996, the Fifth Amendment to Schedule 13D dated May
12, 1997 and the Sixth Amendment to Schedule 13D dated December
3, 1997 (the "Existing Schedule 13D"), is being filed by the undersigned in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and amends the Existing Schedule
13D to the extent set forth below.  Terms defined in the Existing
Schedule 13D are used herein as so defined.

Item 3.  Source and Amount of Funds or Other Consideration.

Amend Item 3 of the Existing Schedule 13D by adding the following paragraph:

     25,000 Shares of the Issuer acquired by Mr. Gross in open market purchases since July 1, 1998 were acquired at a cost (excluding commissions) of $73,375. The funds required for all of the foregoing Shares purchased by Mr. Gross were provided, in part, by Mr. Gross's personal funds, and, in part, from funds borrowed by Mr. Gross through his margin accounts at the Brokerage Firms.

Item 5.  Interest in Securities of the Issuer.

The third paragraph of Items 5(a) and (b) of the Existing
Schedule 13D is hereby amended to read as follows:

     Mr. Gross beneficially owns 3,595,004 Shares, or 25.1% of the Common Stock outstanding. Of the 3,595,004 Shares beneficially owned by him, Mr. Gross has the sole power to vote
3,435,004 Shares. The remaining 160,000 Shares are held jointly by Mr. Gross and Lawrence M. Miller in their capacities as Co-Trustees of the Rose Gross Charitable Foundation (the "Foundation"), a charitable foundation founded by Mr. Gross by Agreement of Trust dated May 28, 1997. Mr. Gross has sole power to dispose of all Shares beneficially owned by him, except for
(i) rights as to disposition for a total of 2,026,542 Shares granted to the Brokerage Firms under their respective Margin
Account Agreements and (ii) the 160,000 Shares owned by the Foundation. To the best of Mr. Gross' knowledge, except as expressly set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the Shares held by him.

Page 3 of 5


     (c)  Listed below are the acquisitions of Shares by Mr.
Gross which have occurred since July 28, 1998, all of which were made through open market purchases.

           Date                Number of Shares   Price Per Share

   August 31, 1998              22,000                $3.0625
   August 31, 1998               3,000                $3.00
                              ________
               Total            25,000

     Mr. Gross has invested in the Shares of the Issuer primarily because of the possibility that it will be successful in its business activities. Mr. Gross may make dispositions and additional purchases subject to a number of factors, including market prices of the Shares and his continuing review of the business of and the prospects for the Issuer and general market and business considerations.

Item 6.  Contracts, Arrangements, Understanding or Relationship
With Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is hereby amended by adding the following paragraphs:

     (b)  Since the filing of the Existing Schedule 13D, Mr.
Gross has added to and moved Shares among the margin accounts he has with the following Brokerage Firms. As of September 28, 1998,
Mr. Gross' Shares are pledged as follows:


          Brokerage Firm           Number of Shares

          Advest                                     249,000
          Dean Witter                                935,542
          Donaldson, Lufkin & Jenrette               125,000
          Gruntal                                     20,000
          Merrill Lynch                              697,000
                                                  ____________
                         TOTAL                     2,026,542

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 1998
Date

/s/ Leon S. Gross
Leon S. Gross


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